ANNUAL REPORT



Customers Employees Community Shareholders Integrity

First Franklin

Corporation • Cincinnati Ohio

Franklin Savings

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Franklin Savings

Since 1883

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Franklin Savings Location
WEST CHESTER
FOREST PARK
SPRINGDALE
SHARONVILLE
WYOMING
CORPORATE OFFICE
BLUE ASH
MT. HEALTHY
BRENTWOOD
READING
Ronald Reagan Hwy
MONTGOMERY
GROESBECK
NORTH COLLEGE HILL
WHITE OAK
MIAMITOWN
KENWOOD
DEER PARK
INDIAN HILL
ROSELAWN
MADEIRA
CLEVES
BRIDGETOWN
ST. BERNARD
MILFORD
NORTH BEND
WESTERN HILLS
XAVIER UNIVERSITY
HYDE PARK
ADDYSTON
UNIVERSITY OF CINCINNATI
O'BRYONVILLE
CINCINNATI
EDEN PARK
NEWTOWN
BELLEVUE
LUNKEN AIRPORT
DELHI
NEWPORT
COVINGTON
FT. THOMAS
ANDERSON
HEBRON
FT. WRIGHT
WITHAMSVILLE
CINCINNATI NORTHERN KENTUCKY INTERNATIONAL AIRPORT
FT. MITCHELL
NORTHERN KENTUCKY UNIVERSITY
OHIO
KENTUCKY

ATM Network - over 1100 ATM's FREE of surcharge in the Greater Cincinnati Area.

First Franklin Corporation has two subsidiaries,
Franklin Savings and Loan Company and DirectTeller Systems, Inc.

Franklin Savings has long been one of Cincinnati's most respected financial institutions. From our founding in 1883 as the Green Street Number 2 Loan and Building Company to our status today as one of Cincinnati's largest and most innovative community banks, Franklin strives to serve its customers by offering professional, friendly, full service banking. Franklin Savings offers a variety of lending programs and deposit accounts with competitive rates. We have seven branches located throughout Cincinnati, as well as our corporate office in Blue Ash.

DirectTeller Systems Inc. is a joint venture between First Franklin and DataTech Services Inc. DirectTeller Systems develops and markets voice response telephone inquiry systems which allow financial institution customers to access account information via telephone or fax.

First Franklin Corporation is a publicly traded company. Our stock symbol is FFHS and we are traded on the Nasdaq Global Markets.

First Franklin Corporation

Directors

Richard H. Finan
Attorney

John J. Kuntz
President, Butler Consulting Enterprises, LLC

John L. Nolting
President and CEO, DataTech Services

Thomas H. Siemers
President and CEO

Mary W. Sullivan
Attorney

Officers

Thomas H. Siemers
President - CEO

Daniel T. Voelpel
Vice President - CFO

Gretchen J. Schmidt
Secretary - Treasurer

Franklin Savings & Loan Company

Directors

Robert L. Bollin

Richard H. Finan

John J. Kuntz

John L. Nolting

Gretchen J. Schmidt

Thomas H.Siemers

Mary W. Sullivan

Reverend Barry M. Windholtz



Officers

Thomas H. Siemers
Chairman

Gretchen J. Schmidt
President and CEO

Gregory W. Meyers
Vice President - CLO

John P. Owens
Vice President - Retail Banking

Lawrence J. Spitzmueller
Vice President - Compliance & Internal Audit

Daniel T. Voelpel
Senior Vice President - CFO



Chief Counsel

Maurice A. Niehaus

First Franklin Corporation

Table of Contents

Stockholder Information

2006 Earnings per share	$0.81
2006 Dividends declared per share	$0.36
Book value per share (1)	$15.27
Market value per share (2)	$15.50
Common shares outstanding (1)	1,685,985

(1) At December 31, 2006
(2) Nasdaq Global Markets closing sale price on December 29, 2006

Franklin Savings Locations

Corporate Office
4750 Ashwood Drive
Cincinnati, OH 45241
(513) 469-8000 FAX: (513) 469-5360

Branch Offices

Anderson
7944 Beechmont Avenue 45255
(513) 474-3750

Delhi
5015 Delhi Pike 45238
(513) 451-5252

Forest Park
Promenade Shopping Center
1100 West Kemper Road 45240
(513) 851-0400

O'Bryonville
2000 Madison Road 45208
(513) 321-0235

Roselawn
Valley Shopping Center
7615 Reading Road 45237
(513) 761-1101

Sharonville
11186 Reading Road 45241
(513) 563-6060

Western Hills
5791 Glenway Avenue 45238
(513) 471-7300

DirectTeller®
1-800-436-5100

Visit our Websites at:
www.firstfranklin.com and www.franklinsavings.com

EQUAL HOUSING LENDER · FDIC INSURED · MEMBER FEDERAL HOME LOAN BANK SYSTEM

Franklin Savings
provides high quality, cost effective
financial products and services
which accrue to the benefit of our
customers, employees, shareholders,
and the communities we serve.

Mission

OUR VALUES

Commitment to . . .

Customers

We will exceed their expectations
regarding services & products.

Employees

Value is achieved through people.

Shareholders

Shareholder satisfaction enables us to continue
serving our customers and employees.

Community

We have an obligation to support
the communities we serve.

Integrity

We are proud to be associated with a company
that combines business and integrity.

Values

Letter To Our Shareholders

2006 was a year of both accomplishment and challenge. Our subsidiaries, Franklin Savings and Loan Company and DirectTeller Systems Inc., as well as First Franklin Corporation were all profitable. Many goals and objectives were achieved. We can and we have, however, set higher levels for ourselves.

In September 2006 your Board of Directors and senior management held our bi-annual strategic planning retreat. Past results were evaluated. Goals and objectives were established for every phase of our business, all of which are currently in some phase of implementation. Much emphasis was placed on the currently depressed real estate market as well as the flat yield curve, two of the significant problems currently facing our industry. The ever present pressure on our net interest income was also a significant part of our discussions. One result was to undertake a program of revamping and increasing our checking, money market, and savings accounts, which would tend to enhance our net interest income. Results to date have produced a 250% increase in the number of new checking accounts over the same period last year.

Loan production goals in both mortgage lending and consumer loans were exceeded..

On July 1, 2006, Gretchen J. Schmidt assumed the position of President/CEO of Franklin Savings and Loan. She has been a member of the Franklin team for over 34 years, during which time she served in every department of our Company, most recently as Chief Operating Officer and a member of the Franklin Savings Board of Directors.

We look forward to the future of our company. We remain committed to you, our shareholders, our customers, our employees, and the communities we serve.

Thank you for your support.

Respectfully submitted,

Thomas H. Siemers

Thomas H. Siemers
President and CEO



SELECTED FINANCIAL DATA

	At December 31,				
	2006	2005	2004	2003	2002
			(Dollars in thousands)		
Financial Condition Data:					
Total assets	$ 332,039	$ 296,682	$ 273,968	$ 273,402	$ 282,184
Cash	7,828	5,116	10,083	2,551	15,237
Loans receivable, net	278,253	243,059	202,948	199,937	187,754
Mortgage-backed securities					
Available-for-sale	4,900	7,098	12,313	13,036	17,939
Held-to-maturity	473	680	1,159	1,957	4,351
Investments					
Available-for-sale	21,725	23,665	30,741	43,211	45,935
Deposit accounts	231,179	219,364	219,704	221,666	219,084
Borrowings	72,217	50,011	27,600	25,709	37,436
Stockholders' equity	25,746	24,574	24,110	23,814	23,427

	For the year ended December 31,				
	2006	2005	2004	2003	2002
		(Dollars in thousands except per share data)			
Operations Data:					
Total interest income	$ 17,412	$ 14,227	$ 13,634	$ 14,835	$ 17,054
Total interest expense	10,897	7,837	7,529	8,787	11,597
Net interest income	6,515	6,390	6,105	6,048	5,457
Provision for loan losses	452	271	417	236	105
Net interest income after provision for loan losses	6,063	6,119	5,688	5,812	5,352
Noninterest income	2,522	1,790	1,196	2,092	2,059
Noninterest expense	6,636	6,133	5,919	5,729	5,829
Income before taxes	1,949	1,776	965	2,175	1,582
Provision for federal income tax	592	536	292	735	516
Net income	$ 1,357	$ 1,240	$ 673	$ 1,440	$ 1,066
Other Data:					
Interest rate spread during period	2.00%	2.30%	2.21%	2.12%	1.84%
Interest rate spread at end of period	1.96	2.35	2.29	2.39	2.15
Return on assets	0.43	0.45	0.24	0.52	0.38
Return on equity	5.40	5.08	2.80	6.05	4.72
Dividend payout ratio	44.74	44.07	78.33	35.30	45.87
Equity to assets ratio	7.75	8.28	8.80	8.71	8.30
Ratio of average interest-earning assets to average interest-bearing liabilities	104.49	104.48	104.52	105.14	104.76
Non-performing assets as a percent of total assets at end of period	1.35	1.47	1.16	1.30	0.86
Full service offices	7	7	7	7	7
Per Share Data:					
Net income per common share					
Basic	$0.81	$0.75	$0.41	$0.88	$0.65
Diluted	$0.80	$0.73	$0.39	$0.85	$0.65
Book value per common share	$15.27	$14.84	$14.57	$14.50	$14.33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

First Franklin Corporation ("First Franklin" or the "Company") is a savings and loan holding company that was incorporated under the laws of the State of Delaware in September 1987. The Company owns all of the outstanding common stock of The Franklin Savings and Loan Company ("Franklin").

First Franklin's mission is to provide high quality, cost effective financial products and services which accrue to the benefit of its customers, employees, shareholders, and the communities it serves, by adhering to the following values:

1. Exceed customers' expectations regarding service and products.
2. Achieve success through our employees' efforts.
3. Stockholder satisfaction will enable us to continue serving our customers.
4. Support the communities we serve.
5. Combine business success with integrity.

The Company's operating philosophy is to be an efficient and profitable financial services organization with a professional staff committed to enhancing shareholder value by structuring and delivering quality services that attract customers and satisfy both their needs and preferences. Management's goal is to maintain profitability and a strong capital position by pursuing the following strategies: (i) emphasizing real estate lending in both the residential and commercial mortgage markets, (ii) managing liability pricing, (iii) controlling interest rate risk, (iv) controlling operating expenses, (v) using technology to improve employee efficiency, and (vi) maintaining asset quality.

As a Delaware corporation, the Company is authorized to engage in any activity permitted by the Delaware General Corporation Law. As a unitary savings and loan holding company, the Company is subject to examination and supervision by the Office of Thrift Supervision ("OTS"), although the Company's activities are not limited by the OTS as long as certain conditions are met. The Company's assets consist of cash, interest-earning deposits, the building in which the Company's corporate offices are located and investments in Franklin and DirectTeller Systems Inc. ("DirectTeller")

Franklin is an Ohio chartered stock savings and loan association headquartered in Cincinnati, Ohio. It was originally chartered in 1883 as the Green Street Number 2 Loan and Building Company. Franklin's business consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to originate real estate loans and purchase investments. Franklin operates seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services, including mortgage loans, home equity and commercial lines of credit, credit and debit cards, checking accounts, auto loans, savings accounts, automated teller machines, a voice response telephone inquiry system and an internet-based banking system which allows its customers to transfer funds between financial institutions, pay bills, transfer funds between Franklin accounts, download account and transaction information into financial management software programs and inquire about account balances and transactions. To generate additional fee income and enhance the products and services available to its customers, Franklin also offers annuities, mutual funds and discount brokerage services in its offices through an agreement with a third party broker dealer.

Franklin has one wholly owned subsidiary, Madison Service Corporation ("Madison"). Madison was formed in 1972 to allow Franklin to diversify into certain types of business that, by regulation, savings and loans were unable to enter at that time. At the present time, Madison has no operations and its only assets are cash and interest-earning deposits. Its only source of income is the interest earned on these deposits.

First Franklin owns 51% of DirectTeller's outstanding common stock. DirectTeller was formed in 1989 by the Company and DataTech Services Inc. to develop and market a voice response telephone inquiry system to allow financial institution customers to access information about their accounts via the telephone and a facsimile machine. Franklin currently offers this service to its customers. The inquiry system is currently in operation at Harland Financial Solutions, Inc. ("Harland"), a computer service bureau which offers the DirectTeller system to the financial institutions it services. The agreement with Harland gives DirectTeller a portion of the profits generated by the use of the inquiry system by Harland's clients. Harland can terminate this agreement at any time by switching the existing users to a different system. DirectTeller has completed development of a Customer Relationship Management ("CRM") system which is designed to be integrated with a Voice over Internet Protocol ("VOIP") telephone system. Franklin upgraded to the state-of-the-art VOIP telephone system and is using the CRM program.

The Company also had a $1.5 million investment in the Financial Institutions Partners III ("FIP III") partnership which it sold in 2006. FIP III is a limited partnership that invests primarily in equity securities of publicly-traded financial institutions. The investment was originally made in 2000. A $812,000 ($0.48 per basic share) after-tax profit was realized on the sale. A portion of the proceeds were used to repay a $1.15 million bank line of credit and the remainder is being used for general corporate purposes.

In September 2006, management and the Board of Directors reviewed the Company's strategic plan and established various strategic objectives for the next three years. The primary objectives of this plan are profitability, independence, capital adequacy and enhancing stockholder value. During the next three years, management will continue to emphasize the expansion of its consumer and commercial loan portfolios, the use of technology to improve efficiency, the restructuring of its deposit portfolio to put more emphasis on core deposits and cross selling of services, and enhancing the efficiency of its staff.

Statements included in this document which are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results. Factors that could cause financial performance to differ materially from that expressed in any forward-looking statement include, but are not limited to, credit risk, interest rate risk, competition, changes in the regulatory environment and changes in general business and economic trends.

Because the results of operations of Madison and DirectTeller were not material to the Company's operations and financial condition, the following discussion focuses primarily on Franklin.

RISK MANAGEMENT

Risk identification and management are key elements in the overall management of a financial institution. Management believes that the primary risks faced by the Company are (1) interest rate risk - the risk to net interest income caused by the impact of changes in interest rates; (2) credit risk - the possibility that borrowers will not be able to repay their debts; (3) liquidity risk - the possibility that the Company will not be able to fund present and future obligations; and (4) operating risk - the potential for loss resulting from events involving people, processes, technology, external events, legal, compliance and regulatory matters and reputation.

INTEREST RATE RISK

Interest rate risk management is the process of balancing the risk and the return factors of a variety of financial decisions. Decisions must be made on the appropriate level of interest rate risk, prepayment risk and credit risk. In addition, decisions must be made on the pricing and duration of assets and liabilities and the amount of liquidity. The overall objective of the Company's asset and liability management policy is to maximize long-term profitability and return to its investors.

Managing interest rate risk is fundamental to banking. Financial institutions must manage the inherently different maturity and repricing characteristics of their lending and deposit products to achieve a desired level of earnings and to limit their exposure to changes in interest rates. Franklin is subject to interest rate risk to the degree that its interest-bearing liabilities, consisting principally of customer deposits and borrowings, mature or reprice more or less frequently, or on a different basis, than its interest-earning assets, which consist of mortgage loans, mortgage-backed securities, consumer and commercial lines of credit, consumer loans (auto, student and personal) and U.S.. Treasury and agency securities. While having assets that mature or reprice more rapidly than liabilities may be beneficial in times of rising interest rates, such an asset/liability structure may have the opposite effect during periods of declining interest rates.

The degree of interest rate risk an instrument is subject to is determined by several factors. These factors include: lag, repricing, basis, prepayment, and lifetime cap risk. These risks are described in further detail in the following paragraphs.

> Lag risk results from the inherent timing difference between the repricing of adjustable-rate assets and liabilities. Lag risk can produce short-term volatility in net interest income during periods of interest rate movements even though the effects of this lag generally balance out over time. One example of lag risk is the repricing of assets indexed to the Treasury constant maturity ("CMT"). The CMT index is based on a moving average of rates outstanding during the previous twelve months. A sharp movement in interest rates in a month will not be fully reflected in the index for twelve months,resulting in a lag in the repricing of loans and securities based on this index, whereas borrowings generally reprice monthly, based on current market interest rates.

Repricing risk is caused by the mismatch in the maturities and/or repricing periods between interest earning assets and interest-bearing liabilities.

Basis risk results from assets and liabilities reacting differently to interest rate movements due to their dependency on different indices. For example, most of Franklin's adjustable-rate loans are indexed to the prime rate or U. S. Treasury-based indexes such as the CMT, while the rates on borrowings are normally derived from the London Interbank Offered Rates ("LIBOR") and deposit rates are normally determined by local competition. This results in basis risk since the loan indices may move at different rates or in different directions than the indices associated with borrowings or deposits.

Prepayment risk results from the ability of customers to pay off their loans prior to maturity. Generally, prepayments increase in falling interest rate environments and decrease in rising interest rate environments. Falling interest rate environments normally result in the prepayment and refinancing of existing fixed- and adjustable-rate loans to lower coupon, fixed-rate mortgage loans. This phenomenon, when combined with our policy of selling most of our fixed-rate loan production, may make it difficult to increase or even maintain the size of our loan portfolio during these periods. These additional sales may generate gains on sale, offsetting some of the reduction in the net interest margin. In rising interest rate environments, the decline in prepayments would normally result in an increase in the size of the loan portfolio and may increase the percentage of adjustable-rate loans that are originated.

A lifetime interest rate cap on adjustable-rate loans held in the portfolio introduces another element of interest rate risk to earnings. In periods of rising interest rates, it is possible for the fully indexed interest rate (index rate plus the margin) to exceed the lifetime interest rate cap. This feature prevents the loan from repricing to a market rate, thus adversely impacting net interest income in periods of relatively high interest rates. Typically, the lifetime cap is 600 basis points above the initial rate. The lifetime caps on our existing loans would not have a material adverse effect on net interest income unless interest rates increased substantially from current levels.

To mitigate the impact of changes in market interest rates on our interest-earning assets and interest-bearing liabilities, we attempt to manage the amounts and maturities of these assets and liabilities. A key component of this strategy is the origination and retention of short-term and adjustable-rate assets and the origination and sale of fixed-rate loans. We retain short-term and adjustable-rate assets because they have repricing characteristics that more closely match the repricing characteristics of our liabilities.

To further mitigate the risk of timing differences in the repricing of assets and liabilities, our interest-earning assets are matched with interest-bearing liabilities that have similar repricing characteristics. For example, the interest rate risk of holding fixed-rate loans is managed with long-term deposits and borrowings, and the risk of holding ARMs is managed with short-term deposits and borrowings. Periodically, mismatches are identified and addressed by adjusting the repricing characteristics of our interest-bearing liabilities.

During 2006, many of Franklin's deposit customers opted to switch from short-term investments to longer term deposits due to an increase in long-term deposit rates. As a result, Franklin experienced a $5.20 million decrease in core deposits and a $17.02 million increase in certificates of deposit. It is anticipated that if deposit rates increase from current levels, additional core deposit balances will shift to certificates or other higher-yielding investments. Franklin is trying to minimize this trend with a new checking account program and by offering a high yield savings account for high balance customers.

The majority of mortgage loans originated by Franklin during 2006 were adjustable-rate. The majority of the fixed-rate mortgages originated were sold in the secondary market. Loan sales during 2006 were $6.42 million compared to $8.33 million during 2005. These loans will continue to be serviced by Franklin. During the fourth quarter of 2006, Franklin began selling a small percentage of the fixed-rate loans it originated with servicing being transferred to the purchaser of the loan. This allows Franklin to offer certain types of loans (interest only, no documentation, negative amortization) it would not usually originate.

The following table utilizes the net portfolio value ("NPV") methodology to illustrate the impact on Franklin's net interest income of specified interest rate scenarios at December 31, 2006. Because adjustable-rate loans are subject to caps on the allowable interest rate changes plus lag, repricing and basis risk, instantaneous interest rate increases or decreases can negatively impact net interest income. NPV represents the market value of portfolio equity and is equal to the market value of assets less the market value of liabilities. Management and the Board of Directors monitor the level of NPV on a quarterly basis and consider changes in the methods used to manage the rate sensitivity and repricing characteristics of balance sheet components and to maintain acceptable levels of change in NPV and net interest income in the event of changes in interest rates.

In its Interest Rate Risk Policy, Franklin has established what it believes are minimum acceptable NPV levels under various hypothetical instantaneous changes in market interest rates. As of December 31, 2006, the Company was within these policy limits and was rated in the most favorable interest rate risk category under OTS guidelines.

		Net interest income		Net portfolio value		
Change in interest rates (basis points)	Estimated $ value	$ Change from constant	% Change from constant	Estimated $ value	NPV ratio	Policy guidelines
		(Dollars in thousands)				
+300	$6,972	$(129)	(1.82)%	$23,832	7.50%	4.00%
+200	7,057	(44)	(0.62)	27,127	8.35	5.00
+100	7,109	8	-	29,255	8.83	6.00
0	7,101	-	-	30,274	8.99	6.75
-100	6,869	(232)	(3.27)	28,073	8.27	6.00
-200	6,268	(833)	(11.73)	25,300	7.39	5.00

The above table sets forth the change in net interest income that would result from a change in Franklin's net portfolio value in the event of an instantaneous shift in the Treasury yield curve of plus 100, 200 and 300 or minus 100 and 200 basis points. An NPV has not been calculated for a change of minus 300 basis points because it is not required by the regulatory agencies. The changes in the NPV and net interest income shown in the table were calculated using a simulation program. This simulation uses various assumptions, which may or may not prove to be accurate, concerning interest rates, loan prepayment rates, growth, and the rollover of maturing assets and liabilities consistent with the current economic environment. These exposure estimates are not exact measures of Franklin's actual interest rate risk, but they are indicators of a sensitivity to changes in rates.

An objective of interest rate risk management is to maintain an appropriate balance between the stable growth of income and the risks associated with maximizing income through interest sensitivity imbalances. No single method can accurately measure the impact of changes in interest rates on net interest income, so in addition to the NPV method, the Company also measures the difference, or "gap," between the amount of assets and liabilities scheduled to mature or reprice within the same period. The gap is expressed as a percentage of assets, and is based on certain assumptions. Generally, the lower the percentage, the less sensitive the Company's earnings are to interest rate changes. A positive gap means an excess of assets over liabilities repricing during the same period.

Certain shortcomings are inherent in the "gap" method of analysis presented below. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may have different basis risk which may cause them to react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while others may lag behind changes in market interest rates. The table below reflects estimates as to the periods to repricing or maturity at a particular point in time. Among the factors considered are current trends and historical repricing experience with respect to particular or similar products. For example, savings, money market and checking accounts may be withdrawn at any time, but based on historical experience, it is assumed that all customers will not withdraw their funds on any given day, even if market interest rates change substantially.

The following table sets forth Franklin's interest rate sensitivity gap as of December 31, 2006. As shown below, the one year cumulative gap is $52.97 million. This positive gap indicates that more assets are scheduled to reprice during the next year than liabilities. Generally, this would indicate that net interest income would increase as rates rise and decrease as rates decline. But, as the NPV table above indicates, due to the caps placed on a loan's ability to reprice, and the lag effect associated with rate changes, an instantaneous rise in interest rates could be expected to adversely affect Franklin's net interest income and interest rate risk position.On the other hand, a gradual increase in interest rates could be expected to have a positive impact on net interest income.

	3 months or less	4 to 6 months	7 to 12 months	1 to 3 years	3 to 5 years	5 to 10 years	10 to 20 years	>20 years	Total
					(Dollars in thousands)				
Assets:									
Real estate loans;									
One- to four-family									
Adjustable-rate	$22,069	20,295	34,291	35,678	650	-	-	-	112,983
Fixed-rate	3,711	3,566	6,733	22,488	16,875	14,130	4,550	876	72,929
Multifamily and nonresidential									
Adjustable-rate	2,726	2,699	5,317	20,065	17,797	-	-	-	48,604
Fixed-rate	371	377	772	3,351	2,165	-	-	-	7,036
Consumer loans	24,468	164	316	1,107	891	939	-	-	27,885
Commercial loans	4,689	-	-	-	-	-	-	-	4,689
Mortgage-backed securities	2,138	1,063	1,760	138	95	124	44	-	5,362
Investments	11,517	-	1,045	3,170	5,272	7,076	4,976	-	33,056
Total rate sensitive assets	$71,689	28,164	50,234	85,997	43,745	22,269	9,570	876	312,544
Liabilities:									
Fixed maturity deposits	$15,282	19,699	38,078	43,823	52,289	-	-	-	169,171
Transaction accounts	1,224	1,139	2,047	5,788	3,257	3,193	937	56	17,641
Money market deposit accounts	1,011	915	1,576	3,918	1,758	1,239	190	4	10,611
Savings accounts	2,021	1,881	3,379	9,556	5,374	5,271	1,548	92	29,122
Borrowings	2,125	2,201	4,536	34,046	18,392	10,806	111	-	72,217
Total rate sensitive liabilities	$21,663	25,835	49,616	97,131	81,070	20,509	2,786	152	298,762
Cumulative Gap	$50,026	52,355	52,973	41,839	4,514	6,274	13,058	13,782	
Cumulative gap as a percentage of total assets	15.17%	15.88	16.06	12.69	1.37	1.90	3.96	4.18	

In preparing the above table, it has been assumed that (i) adjustable-rate one- to four-family residential mortgage loans and mortgage-backed securities (the majority of Franklin's portfolio) with a current market index (Treasury yields, LIBOR, prime) will prepay at an annual rate of 9% to 87%; (ii) adjustable-rate one- to four-family residential mortgage loans with a lagging market index (cost of funds, national average contract rate) will prepay at an annual rate of 15% to 23%; (iii) fixed-rate one- to four-family residential mortgage loans will prepay at annual rates of 6% to 87% depending on the stated interest rate and contractual maturity of the loan; (iv) the decay rate on deposit accounts is 1% to 33% per year; and (v) fixed-rate certificates of deposit will not be withdrawn prior to maturity.

ASSET QUALITY/CREDIT RISK

Credit risk refers to the potential for losses on assets due to a borrower's default or to a decline in the value of the collateral securing that asset. Franklin has taken various steps to reduce credit risk and to maintain the quality of its assets. In the past, Franklin's lending program has been focused towards relatively low risk single-family first mortgage loans, which are underwritten using standards acceptable to the Federal Home Loan Mortgage Corporation. During the past few years, Franklin placed more emphasis on originating multifamily and commercial real estate mortgage loans and home equity and commercial lines of credit. Generally, these types of loans have higher risk characteristics than single-family mortgage loans. As part of an ongoing quality control program, a sample of the loans originated are reviewed monthly by Franklin's Compliance Officer, to confirm that underwriting standards have been followed. The results of these reviews are reported to Franklin's Chief Executive Officer.

Franklin closely monitors delinquencies as a means of maintaining asset quality and reducing credit risk. Collection efforts begin with the delivery of a late notice fifteen days after a payment is due. All borrowers whose loans are more than thirty days past due are contacted by the Collection Manager in an effort to correct the problem. If the problem persists, legal action will be considered, normally, when the loan becomes ninety days past due.

The Asset Classification Committee meets at least quarterly to determine if all assets are being valued fairly and properly classified for regulatory purposes. All mortgage loans in excess of $500,000, loans to borrowers with aggregate loans outstanding exceeding $1,000,000, consumer loans in excess of $100,000, home equity and commercial lines of credit with a credit limit in excess of $250,000 and repossessed assets are reviewed annually. In addition, any loan delinquent more than ninety days is reviewed quarterly. Other assets are reviewed at the discretion of the committee members.

Non-performing assets include loans that have been placed on non-accrual status, accruing loans which are ninety days or more past due and repossessed assets. Loans are placed on non-accrual status when the collection of principal and/or interest becomes doubtful or legal action to foreclose has commenced. In addition, all loans, except one- to four-family residential mortgage loans, are placed on non-accrual status when the uncollected interest becomes greater than ninety days past due. One-to four-family residential mortgage loans are placed on non-accrual status if the collection of principal and/or interest becomes doubtful or legal action to foreclose commences. Consumer loans more than ninety days delinquent are charged against the consumer loan allowance for loan losses unless payments are currently being received and it appears likely that the debt will be collected.

The following table sets forth Franklin's non-performing assets as of the dates indicated.

	At December 31,	
	2006	2005
	(Dollars in thousands)	
Non-accruing loans	$ 3,868	3,567
Accruing loans ninety days or more past due	214	798
Repossessed assets	408	-
Total non-performing assets	$ 4,490	4,365

As indicated by the table above, non-performing assets increased $125,000 during 2006. During the current period, non-accruing single-family loans decreased $100,000 and multifamily and nonresidential real estate loans decreased $500,000, but, non-accruing commercial lines of credit increased $900,000. The increase in commercial lines of credit is attributable to two loans secured by residential real estate and a loan secured by undeveloped land. The Company has placed additional emphasis on reducing non-performing assets by forming a collection team and real estate owned committee consisting of senior officers and other management personnel to resolve these problems on a timely basis.

Franklin has originated a number of its ARMs with initial interest rates below those which would be indicated by reference to the repricing index and also some ARMs which require a monthly payment equal to the interest due (an "interest only" loan). Since the interest rate and payment amount on such loans may increase at the next repricing date, these loans were originally underwritten assuming that the maximum increase would be experienced at the first adjustment. Notwithstanding the assumptions made at origination, Franklin could still experience an increased rate of delinquencies as such loans adjust to the fully-indexed rates.

When making a one- to four-family residential mortgage loan, Franklin evaluates both the borrower's ability to make principal and interest payments and the value of the property that will secure the loan. Franklin generally makes portfolio ARM loans on one- to four-family residential property in amounts of 85% or less of the appraised value. When loans are made in amounts that exceed 85% of the appraised value of the underlying real estate, Franklin's policy is to require private mortgage insurance on a portion of the loan. Currently, Franklin does not originate loans that exceed 100% of the appraised value, or loans where the required monthly payment is less than the interest due (negative amortization loan).

Franklin maintains an allowance for possible losses on loans and repossessed assets. The allowance for loan losses consists of allocated and unallocated components. Management's analysis of the allocated portion of the allowance is based on the Asset Classification Committee's review of specific loans. Factors included in the Committee's evaluation are past history with the customer, value of the property or other collateral securing the loan, the general financial condition of the borrower, and the payment history.

The unallocated portion of the allowance for loan losses is determined based on management's assessment of historical loss experience, economic conditions, delinquency and non-accrual trends, credit administration, portfolio growth, possible concentrations of credit and regulatory guidance. This determination considers current trends that may not yet have manifested themselves in the historical loss experience and recognizes that the assumptions used may prove to be inaccurate.

When available information confirms that specific loans or portions thereof are uncollectible, these loans are charged-off or specific reserves are established for the amount of the estimated loss. The existence of some or all of the following criteria will generally confirm that a loan is uncollectible and a loss may be incurred: (i) the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; (ii) the Company has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; or (iii) the fair market value of the loan collateral is significantly below the current loan balance and there is no near-term prospect for improvement.

The following table is an analysis of the loss reserve activity for loans and repossessed assets during the past two years. During 2006, Franklin increased the amount it contributed to loan loss reserves due to estimated potential future losses on two commercial loans.The 2005 reduction in the allowance reflects the charge-off of commercial lines of credit for which reserves were established during 2004. In management's opinion, to the extent that economic and regulatory conditions remain constant, current reserves are adequate to protect Franklin against reasonably foreseeable losses.

	Years ended December 31,	
	2006	2005
	(Dollars in thousands)	
Beginning balance	$ 1,277	1,430
Charge-offs		
One- to four-family	-	35
Multifamily	-	-
Nonresidential	-	-
Consumer and lines of credit	140	553
	140	588
Recoveries		
One- to four family	1	-
Mulifamily	-	-
Nonresidential	5	8
Consumer and lines of credit	37	156
	43	164
Net charge-offs	97	424
Additions charged to operations	452	271
Ending Balance	$ 1,632	1,277
Ratio of net charge-offs to average loans outstanding	0.04%	0.19%
Ratio of net charge-offs to average non-performing assets	2.19%	11.26%

LIQUIDITY RISK

Liquidity is the measure of the Company's ability to efficiently meet normal cash flow requirements of both borrowers and depositors. In the ordinary course of business, funds are generated from deposits and the maturity or repayment of earning assets, such as loans and investment securities. All financial institutions must manage their liquidity to meet anticipated funding needs at a reasonable cost and have contingency plans to meet unanticipated funding needs or the loss of a funding source.

The Company's liquid assets consist of cash, cash equivalents and investment securities available for sale. Liquid assets increased by $800,000 to $29.55 million at December 31, 2006.

Changes in cash and cash equivalents may be caused by any one of three activities: operations, investing or financing. These activities are summarized below for the years ended December 31, 2006 and 2005.

	Years ended December 31,	
	2006	2005
	(Dollars in thousands)	
Operating activities:		
Net income	$ 1,357	1,240
Adjustments to reconcile net income to net cash used by operating activities	(523)	(473)
Net cash provided by operating activities	834	767
Net cash used by investing activities	(32,311)	(27,489)
Net cash provided by financing activities	34,189	21,755
Net increase (decrease) in cash and cash equivalents	2,712	(4,967)
Cash and cash equivalents at beginning of year	5,116	10,083
Cash and cash equivalents at end of year	$ 7,828	5,116

Operating activities include the sale of fixed-rate single-family mortgage loans of $6.42 million during 2006 and $8.33 million during 2005. The sale of fixed-rate loans helps Franklin maintain an appropriate level of interest rate sensitivity in its loan portfolio. Franklin also sells all student loans originated to a third party. Student loan sales of $338,000 at a profit of $5,000 occurred during 2006 compared to sales of $255,000 at a profit of $3,900 during 2005.

Loan receipts and disbursements are a major component of the Company's investing activities. Repayments on loans and mortgage-backed securities during the year ended December 31, 2006, totaled $62.03 million compared to $55.51 million during 2005. Loan disbursements during 2006 were $101.25 million compared to $99.73 million during 2005. Loan originations during 2005 included loan purchases of $7.10 million. No loans were purchased during 2006. The majority of the loans purchased during 2005 were single-family adjustable-rate loans originated in other parts of Ohio.

The Company did not purchase any investment or mortgage-backed securities during 2006. In 2006, investment securities maturities/calls were $2.05 million. During 2005, investment securities purchases were $2.00 million and maturities/calls were $8.86 million. The decrease in the maturities/calls during 2006 was the result of increasing interest rates. During 2006, Franklin purchased $2.0 million of bank-owned life insurance. As a result of this purchase and a $3.0 million purchase during 2004, Franklin now holds $5.29 million of bank-owned life insurance.The face value of the policies as of December 31, 2006 is approximately $14,069,000.

During 2005 and 2006, the Company did not sell any agency or corporate debt securities. During 2005, the Company sold $1.89 million of mortgage-backed securities at a gain of $3,200. No mortgage-backed securities were sold during 2006. During 2006 and 2005, the Company realized gains of approximately $4,700 and $37,000, respectively, on agency securities that were called prior to maturity.

Financing activities include deposit account flows, the use of borrowed funds and the payment of dividends. Deposits increased $11.82 million to $231.18 million at December 31, 2006 from $219.36 million at December 31, 2005. Net of interest credited, deposits increased by $4.82 million during 2006 as compared to a $5.81 million decrease during 2005. Due to the rising interest rate environment during 2006, consumers moved funds from core deposit accounts to higher yielding certificates of deposit. As a result, core deposits decreased $5.20 million and certificates increased $17.02 million during 2006. In the third quarter of 2006, Franklin implemented a program to acquire low-cost checking accounts. The program involves direct mail to the households surrounding the Franklin branches, a free gift to anyone opening a new account, payments to offset the cost of check supplies from the customer's previous financial institution and a gift to any current customer who gets a friend or family member to open a checking account. The program features seven types of accounts that range from free with no interest to accounts that have a higher interest rate on higher balances. During the approximately four months the program was in effect in 2006, Franklin opened 525 new checking accounts, compared to 150 during the same period in 2005. The cost of the program during 2006 was approximately $125,000. It is anticipated that the program will cost approximately $225,000 during 2007.

The table below sets forth the deposit flows by type of account, including interest credited, during 2006 and 2005.

	Years ended December 31,	
	2006	2005
	(Dollars in thousands)	
Savings deposits	$ 2,404	(2,173)
Checking / Super NOW deposits	542	(855)
MMDA deposits	(8,147)	(7,817)
Total	(5,201)	(10,845)
Certificates of deposit:		
7-31 day	(64)	(226)
91 day	(109)	(114)
Six month	(2,094)	(2,329)
One year	12,146	13,436
Eighteen month	1,418	(1,232)
Two year	(4,254)	1,104
Three year	1,755	(2,762)
Thirty-nine month	4,210	(1,686)
Five year	4,646	5,710
Jumbo certificates	(628)	(1,398)
Other	(10)	2
Total	17,016	10,505
Total deposit increase (decrease)	$ 11,815	(340)

Borrowings increased $22.21 million to $72.22 million at December 31, 2006. This increase was used to partially fund the $35.19 million increase in loans outstanding . See Note 9 of the Notes to the Consolidated Financial Statements for additional information on outstanding borrowings.

At December 31, 2006, Franklin had outstanding commitments to originate or purchase $784,000 of mortgage loans or mortgage-backed securities, as compared to $1.29 million at December 31, 2005. Additionally, Franklin had undisbursed home equity loans and commercial lines of credit of approximately $16.82 million at December 31, 2006, compared to $15.14 million at December 31, 2005. During 2007, approximately $73.06 million of certificates of deposit are scheduled to mature and $8.86 million of borrowings mature or have required repayments. Based on past history, Franklin anticipates that the majority of the maturing certificates will either be renewed or transferred to other Franklin accounts. Management believes that the Company has sufficient cash flow and borrowing capacity to meet these commitments and maintain desired liquidity levels. Subject to certain limitations, based on its assets, Franklin is eligible to borrow an additional $57.95 million from the Federal Home Loan Bank ("FHLB").

RESULTS OF OPERATIONS

The Company had net income of $1.36 million for the year ended December 31, 2006. This represents a 0.43% return on average assets and a 5.40% return on average stockholders' equity. Book value per share at December 31, 2006 was $15.27. Net income for the year ended December 31, 2005 was $1.24 million and returns on average assets and average equity for 2005 were 0.45% and 5.08%, respectively. Net income for the year ended December 31, 2004 was $673,000 representing a 0.24% return on average assets and a 2.80% return on average stockholders' equity. The increase in 2006 net income before taxes when compared to 2005 reflects a $1.23 million profit on the sale of the FIP III investment, increases of $125,000 in net interest income and $95,000 in checking account fees, which were offset by increases of $181,000 in the provision for loan losses and $504,000 in operating expenses.

Net Interest Income

Net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities, is one of the Company's primary sources of earnings. The amount of net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the rates earned or paid on those assets or liabilities. The following table presents the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and their resultant costs. Average balances shown are the average of the month end balances for each category. Non-accruing loans have been included as loans carrying a zero yield and the unrealized gain or loss on available-for-sale securities has been excluded from the calculation of the average outstanding balance. The table indicates that net interest income increased 1.96% during 2006 to $6.52 million from $6.39 million in 2005, interest rate spread decreased from 2.30% for 2005 to 2.00% for 2006 and net earning assets increased to $12.93 million from $11.24 million at the end of 2005.

	2006			2005			2004		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable (1)	$ 267,058	15,749	5.90%	$ 221,800	12,497	5.63%	$ 201,936	11,425	5.66%
Mortgage-backed securities (2)	6,457	312	4.83	10,187	412	4.04	14,727	534	3.63
Investments (2)	23,106	1,082	4.68	25,945	1,098	4.23	39,169	1,502	3.83
FHLB stock	4,648	269	5.79	4,402	220	5.00	4,212	173	4.11
Total interest-earning assets	$ 301,269	17,412	5.78%	$ 262,334	14,227	5.42%	$ 260,044	13,634	5.24%
Interest-bearing liabilities:									
Checking deposits	$ 33,818	337	1.00%	$ 44,033	472	1.07%	$ 51,765	522	1.01%
Savings deposits	27,188	339	1.25	28,407	209	0.74	29,777	221	0.74
Certificates of deposit	167,794	7,155	4.26	146,354	5,551	3.79	140,715	5,359	3.81
Borrowings	59,535	3,066	5.15	32,299	1,605	4.97	26,540	1,427	5.38
Total interest-bearing liabilities	$ 288,335	10,897	3.78%	$ 251,093	7,837	3.12%	$ 248,797	7,529	3.03%
Net interest income		$6,515			6,390			6,105	
Interest rate spread			2.00%			2.30%			2.21%
Net earning assets	$ 12,934			11,241			11,247		
Net yield on average interest-earning assets			2.16%			2.44%			2.35%
Average interest-earning assets to average interest-bearing liabilities		1.04%			1.04%			1.05%	

(1) Calculated net of deferred loan fees, loans in process and loss reserves.
(2) Investments classified as available-for-sale included at amortized cost, not fair value.

Rate/Volume Analysis. The most significant impact on the Company's net interest income between periods is the interaction of changes in the volume of, and rates earned or paid on, interest-earning assets and interest-bearing liabilities. The following rate/volume analysis describes the extent to which changes in interest rates and the volume of interest related assets and liabilities have affected net interest income during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year's rate), (ii) changes in rate (change in rate multiplied by prior year's volume) and (iii) total changes in rate and volume. The combined effect of changes in both rate and volume, which cannot be separately identified, has been allocated proportionately to the change due to volume and the change due to rate.

During 2006, net interest income increased $125,000 compared to a $285,000 increase during 2005. The income earned on assets increased $3.19 million, mainly due to increases in interest earned on loans and the yield on total interest-earning assets. The increase in the yield on interest-earning assets reflects increases in the yield on loans from 5.63% to 5.90% , mortgage-backed securities from 4.04% to 4.83% and the yield on investments from 4.23% to 4.68%. The increase in the yield earned on interest-earning assets is due to the overall increase in market interest rates during 2006 and the increased interest on loans reflects an increase in loans outstanding which was partially funded by a decrease in mortgage-backed securities and increases in deposits and borrowings. During the same period, however, interest expense increased $3.06 million due to an increase in the average cost of funds from 3.12% to 3.78%. The increase in the average cost of funds reflects the cost of increased deposits and borrowings.

	2006 vs 2005 Increase (decrease) due to			2005 vs 2004 Increase (decrease) due to		
	Volume	Rate	Total increase (decrease)	Volume	Rate	Total increase (decrease)
	(Dollars in thousands)					
Interest income attributable to:						
Loans receivable (1)	$ 2,647	605	3,252	1,119	(47)	1,072
Mortgage-backed securities	(214)	114	(100)	(195)	73	(122)
Investments	(859)	843	(16)	(582)	177	(405)
FHLB stock	13	36	49	8	39	47
Total interest income	$ 1,587	1,598	3,185	350	242	592
Interest expense attributable to:						
Demand and NOW deposits	$ (103)	(31)	(134)	(86)	35	(51)
Savings deposits	(9)	139	130	(10)	(2)	(12)
Certificates of deposit	868	736	1,604	213	(21)	192
Borrowings	1,401	59	1,460	273	(95)	178
Total interest expense	$ 2,157	903	3,060	390	(83)	307
Increase (decrease) in net interest income	$ (570)	695	125	(40)	325	285

(1) Includes non-accruing loans

Average Yields and Rates Paid. The following table sets forth the average yields earned on loans and other investments, the average rate paid on deposit accounts and borrowings and the interest rate spread at the end of each of the past three years. Management believes that the interest rate spread is close to its low point and will trend up in the upcoming year.

	At December 31,		
	2006	2005	2004
Weighted average yield on:			
Loans receivable (1)	6.09%	5.84%	5.71%
Mortgage-backed securities	5.22	4.39	3.67
Investments (2)	4.71	4.21	3.69
FHLB stock	6.00	5.75	4.25
Combined weighted average yield on interest-earning assets	5.96	5.66	5.29
Weighted average rate paid on:			
Checking deposits	1.16	0.98	0.91
Savings deposits	1.75	0.74	0.74
Certificates of deposit	4.49	3.83	3.73
Borrowings	5.05	4.96	5.29
Combined weighted average rate paid on interest-bearing liabilities	4.00	3.31	3.00
Interest rate spread	1.96%	2.35%	2.29%

(1) Includes impact of non-accruing loans.
(2) Yields reflected have not been calculated on a tax equivalent basis.

Provision for Loan Losses. Management determines the amount of the loan loss provision each year based on previous loan loss experience, current economic conditions, the composition of the loan portfolio and the current level of loan loss reserves. Charges against current operations for loan loss reserves were $452,000 for 2006, $271,000 for 2005, and $416,900 for 2004. As previously discussed, during 2006, Franklin increased the amount it contributed to loan loss reserves due to estimated potential future losses on two commercial loans. Assets classified as substandard and loss at December 31, 2006 increased by 4.78% to $5.26 million, while non-performing assets increased by 2.86% to $4.49 million. Total loss reserves were $1.63 million at December 31, 2006 compared to $1.28 million at the end of 2005. Total loss reserves have two components, reserves allocated to specific loans and general reserves not allocated to a specific loan. Unallocated general loss reserves decreased from $830,000 at the end of 2005 to $731,000 at the end of 2006. This decrease reflects the establishment of specific reserves on the commercial loans discussed above. It is management's opinion that the level of reserves at December 31, 2006 is adequate to protect Franklin against reasonably foreseeable losses.

The foregoing statement is a "forward looking" statement within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Factors that could affect the adequacy of the allowance for loan losses include, but are not limited to, the following: (i) changes in the local and national economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (ii) unforeseen adverse changes in circumstances with respect to certain large borrowers; (iii) decreases in the value of collateral securing consumer loans to amounts equal to or less than the outstanding balances of the loans; and (iv) determinations by various regulatory agencies that Franklin must recognize additions to its provision for loan losses based on such regulators' judgment of information available to them at the time of their examinations.

Noninterest Income. Noninterest income was $2.52 million for 2006, compared to $1.79 million for 2005 and $1.20 million for 2004. Current year income includes a $1.23 profit on the sale of the FIP III investment, service fees of $608,000 earned on checking and money market accounts and profits of $126,000 on the sale of loans and other investments, which includes an additional payment of $39,000 on the sale of the Intrieve investment and a $30,000 recovery on the Worldcom bond sold in 2002. Late charges and prepayment fees also increased during 2006. Noninterest income during 2005 included a $648,000 gain on the sale of the Intrieve,Incorporated ("Intrieve") investment. Profits on the sale of loans and other investments were $120,000 in 2005 and $319,000 in 2004. Noninterest income during 2005 and 2004 included service fees on checking and money market accounts of $513,000 and $348,000, respectively. The increase in checking account fees is the result of fees earned on the overdraft privilege program begun in 2005.

During the second quarter of 2005, Intrieve, the provider of Franklin's data processing services was acquired by Harland. Both Franklin and Madison had an investment in Intrieve which resulted in an after-tax profit of approximately $428,000 ($0.26 per basic share). An additional after-tax profit of $26,000 was realized during 2006. The acquisition has had no effect on the day-to-day data processing service that Franklin receives.

Management believes that increases in net interest income, fees earned on checking accounts and reduced operating expenses will partially offset the profits realized on the sale of the FIP II and Harland investments in the past two years.

Noninterest Expense. Noninterest expense was $6.64 million, $6.13 million and $5.92 million for the years ended December 31, 2006, 2005 and 2004, respectively. As a percentage of average assets, total noninterest expenses were 2.10%, 2.21%, and 2.15% for 2006, 2005 and 2004, respectively. The following table shows changes in the major noninterest expense items during 2006 and 2005.

	2006	Percent increase (decrease)	2005	Percent increase (decrease)	2004
		(Dollars in thousands)			
Compensation	$ 2,333	2.3%	$ 2,281	(1.6)%	$ 2,319
Employee benefits	496	9.0	455	(5.0)	479
Office occupancy	1,022	4.4	979	11.6	877
FDIC insurance	28	(6.7)	30	(9.1)	33
Data processing	440	18.3	372	(0.8)	375
Marketing	323	2.2	316	17.5	269
Professional fees	190	(14.0)	221	26.3	175
Supervisory expense	137	4.6	131	(5.1)	138
Taxes, other than income	268	11.2	241	(0.8)	243
Other	1,399	26.4	1,107	9.5	1,011
Total	$ 6,636	8.2%	$ 6,133	3.6%	$ 5,919

Employee benefits increased due to the increased number of employees entering the retirement plan. The increase in occupancy expense reflects increased real estate taxes and the higher depreciation associated with the remodeling of Franklin's branch offices. Data processing expense increased due to the outsourcing of network maintenance and the implementation of a new communications network. The increase in other expenses partially reflects the cost of the new checking account program, the cost of a new employee training program and increased expenses on repossessed properties.

Provision for Federal Income Taxes. Provisions for federal income taxes were $592,000, $536,000, and $292,000 in 2006, 2005 and 2004, respectively. The effective federal income tax rates for 2006, 2005, and 2004 were 30.4%, 30.2% and 30.2%, respectively. A reconciliation of statutory federal income tax rates to the effective federal income tax rates is shown in Note 13 of the Notes to Consolidated Financial Statements.

CAPITAL

The evaluation of capital adequacy depends on a variety of factors, including asset quality, liquidity, earnings, internal controls and management capabilities. The Company's capital supports business growth, provides protection to depositors, and represents the investment of stockholders on which management strives to achieve adequate returns. The capital adequacy objectives of the Company have been developed to meet these needs. These objectives are to maintain a capital base reasonably commensurate with the overall risk profile of the Company, to maintain strong capital ratios, and to meet all regulatory guidelines. Management believes that a strong capital base is instrumental in achieving enhanced stockholder returns over the long term.

The Company's stockholders' equity increased approximately $1.18 million during 2006 from $24.57 million at December 31, 2005 to $25.75 million at the end of 2006. Book value per share increased to $15.27 at December 31, 2006 from $14.84 at the end of 2005. The increase in stockholders' equity is primarily the result of net income for the year of $1.36 million and the exercise of stock options of $363,000 which were offset by dividends declared of $607,000 and the decrease in unrealized losses on available-for-sale securities of $60,000. As a percentage of total assets, the Company's stockholders' equity was 7.75% and 8.28% at December 31, 2006 and 2005, respectively.

Dividends per share of $0.36 were declared by the Company in 2006 and $0.33 in 2005, resulting in payments of $607,000 in 2006 and $546,000 in 2005. See Note 10 of the Notes to Consolidated Financial Statements for information regarding regulatory restrictions on dividend payments from Franklin to the Company.

For regulatory purposes, Franklin is subject to a leverage ratio (core capital) and a risk-based capital requirement. The table below sets forth the capital levels required under OTS regulations and Franklin's actual capital levels at December 31, 2006.

Core capital is net worth adjusted for unrealized gains or losses on available-for-sale securities and certain intangible assets (goodwill, servicing rights, residual interest, deferred tax assets). The risk-based capital standards are designed to make regulatory capital standards more sensitive to an institution's risk profile, to account for off-balance sheet exposure and to minimize the negative impact of holding liquid assets. Assets and off-balance sheet items are assigned to risk categories, each with a specific risk-weighting factor. The resulting capital ratio represents core capital plus general loan loss reserves, as a percentage of total risk-weighted assets and off-balance sheet items.

	December 31, 2006					
Capital standard	**Actual**	**Minimum required**	**Excess**	**Actual**	**Minimum required**	**Excess**
Core	$23,573,000	13,203,000	10,370,000	7.14%	4.00	3.14
Risk-based	$24,356,000	17,075,000	7,281,000	11.41%	8.00	3.41

RECENT ACCOUNTING PRONOUNCEMENTS

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an Amendment of FASB Statement No. 140". SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under specific situations, which includes the transfer of financial assets that meet the requirements of sale accounting. It also requires that separately recognized servicing assets and liabilities be initially valued at fair value, if practical, and permits the entity to choose either the amortization method or fair value measurement method for subsequent measurement methods of each class of servicing assets or liabilities for reporting in the entity's financial statements. It also requires separate presentation of servicing assets and servicing liabilities in the financial statements. The effective date of the pronouncement is for fiscal periods that begin after September 15, 2006 with earlier adoption allowed provided the entity has not yet issued financial statements, including interim financial statements. Management does not expect the adoption of SFAS No. 156 to have a material impact on the consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109". This Interpretation clarifies the accounting for uncertainty in an enterprise's financial statements in accordance with FASB No. 109, Accounting for Income Taxes. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006 with earlier application encouraged if the enterprise has not yet issued financial statements including interim statements. Management does not expect the adoption of this Interpretation to have a material impact of the consolidated financial statements.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, which concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require a new fair value measurements. The pronouncement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not expect an impact from the adoption of this Statement.

In September 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements". The Issue requires that an employer who issues an endorsement split-dollar life insurance arrangement that provides a benefit to an employee should recognize a liability for future benefits in accordance with FASB Statement No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions", if in substance a postretirement plan exists, or Accounting Principles Board (APB) Opinion No. 12, "Omnibus Opinion", if the arrangement is, in substance, an individual deferred compensation contract, based on the substantive agreement with the employee. This issue is effective for fiscal years beginning after December 31, 2007 with earlier application permitted. Management is currently assessing the impact of the Issue on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115." SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in Statement No. 159 are elective. However the amendment to FASB Statement No. 115 applies to all entities with available-for-sale and trading securities. The fair value option established by Statement No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. An entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The effective date of the pronouncement is for the first fiscal period that begins after November 15, 2007 with earlier adoption allowed with specific requirements of the pronouncement. Management is currently assessing the impact of the pronouncement on the Company's financial statements.

CORPORATE INFORMATION

MARKET INFORMATION

The Company's common stock is traded in the over-the-counter market and is quoted on the NASDAQ Global Market under the trading symbol "FFHS". As of December 31, 2006, there were 360 stockholders of record, not including those shares held in nominee or street name through various brokerage firms or banks. The following table sets forth the high and low closing sale prices of the Company's common stock as reported on the NASDAQ Global Market during the quarters indicated. At February 28, 2007, First Franklin's closing sale price as reported on the NASDAQ Global Market was $18.18.

Stock prices for the quarter ended:	Low	High
March 31, 2005	$ 18.00	$ 19.70
June 30, 2005	15.25	19.63
September 30, 2005	15.40	17.93
December 31, 2005	15.50	17.01
March 31, 2006	15.76	17.20
June 30, 2006	15.75	17.23
September 30, 2006	15.60	18.90
December 31, 2006	14.66	16.25

DIVIDENDS

Dividends are paid upon the determination of the Company's Board of Directors that such payment is consistent with the short-term and long-term interests of the Company. The factors affecting this determination include the Company's current and projected earnings, financial condition, regulatory restrictions, future growth plans and other relevant factors. The Company declared dividends of $0.36 per share during 2006 and $0.33 per share during 2005.

The principal source of earnings for the Company on an unconsolidated basis is dividends paid to the Company by Franklin. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus the institution's retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice of the distribution with the OTS. Franklin paid dividends to the Company of $200,000 during 2006 and $750,000 during 2005.

There is no federal regulatory restriction on the payment of dividends by the Company. However, the Company is subject to the requirements of Delaware law which generally limit dividends to an amount equal to the excess of a corporation's net assets over paid in capital or, if there is no such excess, to its net profits for the current and immediately preceding fiscal year.

TRANSFER AGENT:
National City Bank, Cleveland, Ohio

SPECIAL COUNSEL:
Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio

ANNUAL MEETING:
The Annual Meeting of Stockholders will be held at the corporate office of the Company located at 4750 Ashwood Drive, Cincinnati, Ohio, on April 23, 2007 at 3:00 p.m.

FORM 10-KSB:
The Company's 2006 Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to any shareholder who contacts:

Investor Relations Department
First Franklin Corporation
4750 Ashwood Drive
P.O. Box 415739
Cincinnati, Ohio 45241
Or E-mail: dvoelpel@firstfranklin.com

Visit our Websites:
www.firstfranklin.com
www.franklinsavings.com

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of First Franklin Corporation and Subsidiary:

We have audited the consolidated balance sheets of First Franklin Corporation and Subsidiary as of December 31, 2006 and 2005 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Franklin Corporation and Subsidiary as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 12, 2007

Fifteenth Floor, 105 East Fourth Street, Cincinnati, OH 45202-4093, 513/241-3111, FAX 513/241-1212

CINCINNATI COLUMBUS DAYTON MIDDLETOWN SPRINGFIELD

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31, 2006	December 31, 2005
Cash, including certificates of deposit and other interest-earning deposits of $3,100,000 and $100,000 at December 31, 2006 and 2005, respectively	$ 7,828,130	5,116,250
Investment securities:		
Securities available-for-sale, at market value (amortized cost of $22,038,385 and $24,077,554 at December 31, 2006 and 2005, respectively)	21,724,858	23,664,805
Mortgage-backed securities:		
Securities available-for-sale, at market value (amortized cost of $4,888,582 and $7,092,735 at December 31, 2006 and 2005, respectively)	4,899,783	7,097,559
Securities held-to-maturity, at amortized cost (market value of $485,964 and $704,612 at December 31, 2006 and 2005, respectively)	472,901	679,847
Loans receivable, net	278,252,619	243,059,199
Real estate owned, net	407,670	-
Investment in Federal Home Loan Bank of Cincinnati stock, at cost	4,796,500	4,527,700
Accrued interest receivable:		
Investment securities	152,517	156,068
Mortgage-backed securities	23,350	28,400
Loans receivable	944,821	835,890
Property and equipment, net	4,084,083	4,314,268
Bank owned life insurance	5,293,309	3,164,954
Other assets	3,158,538	4,037,258
	$ 332,039,079	**296,682,198**

LIABILITIES

	2006	2005
Deposit accounts	$ 231,178,674	219,364,263
Borrowed money	72,216,545	50,011,441
Advances by borrowers for taxes and insurance	2,036,115	1,622,029
Other liabilities	456,121	658,573
Total liabilities	305,887,455	271,656,306
Minority interest in consolidated subsidiary	405,402	451,868
Commitments (Notes 15 and 17)		

STOCKHOLDERS' EQUITY

	2006	2005
Preferred stock - $.01 par value, 500,000 shares authorized, none issued and outstanding	-	-
Common stock - $.01 par value, 2,500,000 shares authorized, 2,010,867 shares issued in 2006 and 2005.	13,406	13,406
Additional paid-in capital	6,189,237	6,189,237
Treasury stock, at cost - 324,882 shares in 2006 and 354,547 shares in 2005.	(3,173,624)	(3,536,372)
Retained earnings, substantially restricted	22,926,652	22,176,978
Accumulated other comprehensive income:		
Unrealized loss on available-for-sale securities, net of taxes of $(107,900) and $(138,700) at December 31, 2006 and 2005, respectively	(209,449)	(269,225)
Total stockholders' equity	25,746,222	24,574,024
	$ 332,039,079	**296,682,198**

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,		
	2006	2005	2004
Interest income:			
Loans receivable	$ 15,749,068	12,497,329	11,424,480
Investment securities	1,308,018	1,263,051	1,625,769
Mortgage-backed securities	311,910	412,436	534,148
Other interest income	42,546	53,525	49,302
	17,411,542	**14,226,341**	**13,633,699**
Interest expense:			
Deposit accounts	7,831,077	6,231,344	6,101,991
Borrowed funds	3,065,930	1,605,442	1,427,246
	10,897,007	**7,836,786**	**7,529,237**
Net interest income	**6,514,535**	**6,389,555**	**6,104,462**
Provision for loan losses	452,000	271,000	416,900
Net interest income after provision for loan losses	**6,062,535**	**6,118,555**	**5,687,562**
Noninterest income:			
Service fees on checking accounts	608,082	513,213	347,789
Gain on loans sold	63,750	79,784	183,393
Gain on sale of investments	4,710	39,725	135,459
Gain on sale of Intrieve investment	39,229	647,798	-
Gain on the sale of the FIP III investment	1,230,000	-	-
Other income	576,210	509,253	529,488
	2,521,981	**1,789,773**	**1,196,129**
Noninterest expense:			
Salaries and employee benefits	2,829,403	2,736,339	2,797,567
Occupancy	1,021,787	978,586	877,186
Federal deposit insurance premiums	28,401	30,210	33,250
Service bureau	440,452	371,512	375,235
Advertising	323,447	315,907	268,952
Taxes, other than income taxes	268,417	241,155	242,969
Other	1,724,353	1,458,799	1,323,392
	6,636,260	**6,132,508**	**5,918,551**
Income before federal income taxes	**1,948,256**	**1,775,820**	**965,140**
Provision for federal income taxes	591,676	535,996	291,681
Net income	**$ 1,356,580**	**1,239,824**	**673,459**
Net income per common share:			
Basic	**$ 0.81**	**0.75**	**0.41**
Diluted	**$ 0.80**	**0.73**	**0.39**

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,		
	2006	2005	2004
Net Income	$ 1,356,580	1,239,824	673,459
Other comprehensive income, net of tax			
Unrealized gain (loss) on available-for-sale securities:			
Unrealized holding gains (losses) during the year	62,885	(218,069)	109,020
Less: Reclassification adjustment for losses (gains) on investments securities included in net income	(3,109)	(26,218)	(89,403)
Comprehensive income	**$ 1,416,356**	**995,537**	**693,076**

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common stock	Additional paid-in capital	Treasury stock	Net unrealized gain (loss) on available-for-sale securities	Retained earnings
Balance, December 31, 2003	**$ 13,406**	**6,189,237**	**(3,682,217)**	**(44,555)**	**21,337,640**
Dividends declared ($.32) per common share					(527,493)
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred tax of $10,200				19,617	
Issuance of treasury stock			131,350		
Net income for the year ended December 31, 2004					673,459
Balance, December 31, 2004	**$ 13,406**	**6,189,237**	**(3,550,867)**	**(24,938)**	**21,483,606**
Dividends declared ($.33) per common share					(546,452)
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred tax of $(125,900)				(244,287)	
Issuance of treasury stock			14,495		
Net income for the year ended December 31, 2005					1,239,824
Balance December 31, 2005	**$ 13,406**	**6,189,237**	**(3,536,372)**	**(269,225)**	**22,176,978**
Dividends declared ($.36) per common share					(606,906)
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred tax of S30,800				59,776	
Issuance of treasury stock			362,748		
Net income for the year ended December 31, 2006					1,356,580
Balance December 31, 2006	**$ 13,406**	**6,189,237**	**(3,173,624)**	**(209,449)**	**22,926,652**

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 1,356,580	1,239,824	673,459
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	452,000	271,000	416,900
Depreciation	513,678	361,306	306,806
Amortization	85,847	56,402	93,743
Deferred income taxes	268,104	54,764	(92,721)
Gain on sale of investments	(4,710)	(39,725)	(135,459)
Gain on sale of FIP III investment	(1,230,000)	-	-
Gain on sale of loans	(63,750)	(79,784)	(131,912)
Gain on the sale of Intrieve investment	(39,229)	(647,798)	-
Gain on sale of property and equipment	-	(3,078)	-
FHLB stock dividends	(268,800)	(219,400)	(173,100)
Bank owned life insurance (BOLI) earnings	(128,355)	(123,495)	(41,459)
Decrease (increase) in accrued interest receivable	(100,330)	(29,653)	55,969
Decrease (increase) in other assets	305,619	112,022	(305,102)
Increase (decrease) in other liabilities	(202,452)	(80,420)	220,102
Other, net	(110,415)	(108,069)	47,699
Proceeds from sale of loans originated for sale	6,415,455	8,331,512	6,353,829
Disbursements on loans originated for sale	(6,414,951)	(8,327,739)	(6,296,350)
Net cash provided by operating activities	**834,291**	**767,669**	**992,404**
Cash flows from investing activities:			
Net change in loans receivable	(36,292,899)	(34,000,981)	(5,321,119)
Principal reductions on mortgage-backed securities	2,406,383	3,726,664	4,675,075
Proceeds from sale of student loans	343,057	259,066	728,618
Proceeds from sale of SBA loans	-	227,659	1,373,938
Purchase of loans	-	(7,102,842)	(125,000)
Purchase of investment securities: Available-for-sale	-	(2,000,000)	(8,997,270)
Proceeds from maturities/calls of investment securities: Available-for-sale	2,050,000	8,861,513	15,005,863
Proceeds from the sale of investment securities: Available-for-sale	-	-	6,630,469
Purchase of mortgage-backed securities: Available-for-sale	-	-	(3,159,917)
Proceeds from the sale of mortgage-backed securities Available-for-sale	-	1,886,735	-
Purchase of other investments	-	-	(500,000)
Purchase of bank owned life insurance	(2,000,000)	-	(3,000,000)
Capital expenditures	(167,865)	(509,575)	(525,286)
Proceeds from sale of Intrieve investment	39,229	764,093	-
Proceeds from the sale of the FIP III investment	1,350,000	-	-
Proceeds from sale of real estate owned	15,000	444,850	223,922
Improvements to real estate owned	(54,759)	(58,482)	(24,915)
Proceeds from sale of property and equipment	-	12,000	-
Net cash provided (used) by investing activities	**$ (32,311,854)**	**(27,489,300)**	**6,984,378**

Continued

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued

	Years ended December 31,		
	2006	2005	2004
Cash flows from financing activities:			
Net increase (decrease) in deposit accounts	$ 11,814,411	(339,610)	(1,961,864)
Issuance of treasury stock	362,748	14,495	94,850
Payment of dividends	(606,906)	(546,452)	(527,493)
Proceeds from (repayment of) borrowed funds, net	22,205,104	22,410,950	1,891,115
Increase in advances by borrowers for taxes and insurance	414,086	215,867	58,723
Net cash provided (used) by financing activities	**34,189,443**	**21,755,250**	**(444,669)**
Net increase (decrease) in cash	**2,711,880**	**(4,966,381)**	**7,532,113**
Cash at beginning of year	5,116,250	10,082,631	2,550,518
Cash at end of year	**$ 7,828,130**	**5,116,250**	**10,082,631**
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest, including interest credited to deposit accounts	$ 10,881,972	7,835,938	7,562,837
Income taxes	$ 145,000	590,000	365,000
Supplemental disclosure of noncash activities:			
Real estate acquired in settlement of loans	$ 433,280	398,675	-
Change in unrealized gain (loss) on available-for-sale securities	$ 90,576	(370,187)	29,817
Stock issued as compensation	$ -	-	36,500

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Accounting Policies:

The following describes the organization and the significant accounting policies followed in the preparation of these financial statements.

Organization

First Franklin Corporation (the Company) is a holding company formed in 1987 in conjunction with the conversion of Franklin Savings and Loan Company (Franklin) from a mutual to a stock savings and loan association. The Company's financial statements include the accounts of its wholly-owned subsidiary, Franklin, and Franklin 's wholly-owned subsidiary, Madison Service Corporation and DirectTeller Systems Inc. which is 51% owned by the Company. Minority interest relating to the portion of DirectTeller Systems Inc. has been separately reported in the financial statements. All significant intercompany transactions have been eliminated in consolidation.

Franklin is an Ohio chartered savings and loan, operating seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services. Franklin is a member of the Federal Home Loan Bank (FHLB) System, and is subject to regulation by the Office of Thrift Supervision (OTS), a division of the U.S. Government Department of the Treasury. As a member of the FHLB, Franklin maintains a required investment in capital stock of the FHLB of Cincinnati.

Deposit accounts are insured within certain limitations by the Federal Deposit Insurance Corporation (FDIC). An annual premium is required by the FDIC for the insurance of such deposit accounts.

Franklin conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Company's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest received or paid on these amounts. The level of interest rates paid or received by Franklin can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes certificates of deposit and other interest-earning deposits with original maturities of less than ninety days.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes that it is not exposed to any significant credit risk on cash and cash equivalents.

Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities are classified upon acquisition into one of three categories: held-to-maturity, available-for-sale, or trading (see Note 2).

Held-to-maturity securities are those debt securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those debt and equity securities that are available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, asset-liability management strategies, and other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable taxes. At December 31, 2006 and 2005 the Company did not hold any trading securities.

Gains and losses realized on the sale of investment securities are accounted for on the trade date using the specific identification method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

1. **Organization and Accounting Policies, Continued:**

Loans Receivable

Loans receivable are stated at unpaid principal balance, less the allowance for loan losses and net of deferred loan origination fees.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Changes in the overall local economy in which the Company operates may impact the allowance for loan losses.

Loans, including impaired loans, are generally classified as non-accrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of the loan. While a loan is classified as non-accrual, interest income is generally recognized on a cash basis.

A loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company considers its investment in one to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification of impairment. With respect to the Company's investment in non-residential and multifamily residential real estate loans the evaluation of impairment on such loans is based on the lower of cost or fair value of the underlying collateral.

The Company sells loans in the secondary market. Mortgage loan sales totaled $6,415,000 and $8,332,000 during 2006 and 2005, respectively. The amount of loans held for sale at December 31, 2006 and 2005 is not material to the loan portfolio and thus is not reported separately in the Company's balance sheet. Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value. It is generally management's intention to hold all other loans originated to maturity or earlier repayment.

The Company defers all loan origination fees, net of certain direct loan origination costs, and amortizes them over the life of the loan as an adjustment of yield.

Mortgage Servicing Rights

Mortgage servicing rights are recognized as separate assets when rights are acquired through the sale of mortgage loans. A portion of the cost of originating the loan is allocated to the servicing right based on relative fair value. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of the estimated future servicing income. Capitalized mortgage servicing rights are reported in other assets and are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage loan. Mortgage servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Servicing fee income is recorded for fees earned for servicing loans and the amortization of mortgage servicing rights is netted against this income.

Real Estate Owned

Real estate owned is initially carried at fair value less cost to sell at the date acquired in settlement of loans (the date the Company takes title to the property). Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value at the acquisition date. Costs relating to the holding of such properties are expensed as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

1. Organization and Accounting Policies, Continued:

Property and Equipment

Land is carried at cost. Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized using the straight-line method over the terms of the related leases.

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per Common Share

Earnings per common share have been computed on the basis of the weighted average number of common shares outstanding, and, when applicable, those stock options that are dilutive.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used in the preparation of the financial statements are based on various factors including the current interest rate environment and the general strength of the local economy. Changes in the overall interest rate environment can significantly affect the Company's net interest income and the value of its recorded assets and liabilities. Actual results could differ from those estimates used in the preparation of the financial statements.

Advertising

The Company expenses all advertising costs as incurred.

2. Investment and Mortgage-Backed Securities:

The amortized cost and estimated market values of investment securities are as follows:

	December 31, 2006			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 21,223,268	4,342	315,924	20,911,686
Obligations of states and municipalities	815,117	7,399	9,344	813,172
	$ 22,038,385	**11,741**	**325,268**	**21,724,858**

	December 31, 2005			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 23,212,380	-	412,655	22,799,725
Obligations of states and municipalities	865,174	10,725	10,819	865,080
	$ 24,077,554	**10,725**	**423,474**	**23,664,805**

The amortized cost and estimated market value of investment securities at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturity because issuers may have the right to call obligations at par.

	Amortized cost	Estimated market value
Available-for-sale:		
Due in one year or less	$ 1,545,000	1,539,787
Due after one year through five years	8,442,363	8,385,032
Due after five years through ten years	7,075,340	6,952,114
Due after ten years	4,975,682	4.847,925
	$ 22,038,385	**21,724,858**

No investments were sold during 2006. The gross proceeds on sale of investments and mortgage-backed securities were $1,886,735 and $6,630,469 for the years ended December 31, 2005 and 2004, respectively. Gross realized gains for the years ended December 31, 2006, 2005 and 2004 were $4,710, $39,725 and $135,459. The 2006 realized gain was the result of an investment called prior to maturity.

2. Investment and Mortgage-Backed Securities, continued:

The detail of interest and dividends on investment securities (including dividends on FHLB stock) is as follows:

	Years ended December 31, 2006	2005	2004
Taxable interest income	$ 1,006,041	1,009,439	1,400,299
Nontaxable interest income	32,994	34,002	52,210
Dividends	268,983	219,610	173,260
	$ 1,308,018	**1,263,051**	**1,625,769**

The amortized cost and estimated market values of mortgage-backed securities are as follows:

December 31, 2006	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
FHLMC certificates	$ 85,322	1,559	-	86,881
FNMA certificates	593,400	8,343	-	601,743
GNMA certificates	3,220,555	16,266	512	3,236,309
Collateralized mortgage obligations	989,305	-	14,455	974,850
	$ 4,888,582	**26,168**	**14,967**	**4,899,783**
Held-to-maturity:				
FHLMC certificates	$ 219,186	7,884	-	227,070
FNMA certificates	137,311	238	-	137,549
GNMA certificates	116,404	4,941	-	121,345
	$ 472,901	**13,063**	**-**	**485,964**

December 31, 2005	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
FHLMC certificates	$ 115,629	2,827	-	118,456
FNMA certificates	671,188	12,421	-	683,609
GNMA certificates	4,818,135	9,296	10,535	4,816,896
Collateralized mortgage obligations	1,487,783	-	9,185	1,478,598
	$ 7,092,735	**24,544**	**19,720**	**7,097,559**
Held-to-maturity:				
FHLMC certificates	$ 255,265	12,482	-	267,747
FNMA certificates	270,180	3,121	-	273,301
GNMA certificates	154,402	9,162	-	163,564
	$ 679,847	**24,765**	**-**	**704,612**

2. Investment and Mortgage-Backed Securities, continued:

The table below indicates the length of time individual investment securities and mortgage-backed securities have been in a continuous loss position at December 31, 2006 and 2005.

	December 31, 2006					
	Less than 12 Months		12 Months or Longer		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Treasury securities and obligations of U.S. Government Agencies	$ -	-	18,908,885	315,924	18,908,885	315,924
Obligations of state and municipalities	450,657	9,344	-	-	450,657	9,344
Mortgage-backed securities	26,211	17	2,036,817	14,950	2,063,028	14,967
	$476,868	**9,361**	**20,945,702**	**330,874**	**21,422,570**	**340,235**
Number of Investments	2		24		26	

	December 31, 2005					
	Less than 12 Months		12 Months or Longer		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Treasury securities and obligations of U.S. Government Agencies	$ 4,233,266	41,733	18,566,459	370,922	22,799,725	412,655
Obligations of state and municipalities	-	-	449,181	10,819	449,181	10,819
Mortgage-backed securities	1,478,598	9,185	3,142,401	10,535	4,620,999	19,720
	$5,711,864	**50,918**	**22,158,041**	**392,276**	**27,869,905**	**443,194**
Number of Investments	7		25		32	

Management has the intent to hold these securities for the foreseeable future and the decline in market value is due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

3. Loans Receivable:

The Company primarily originates single family real estate loans in Southwestern Ohio. Loans are originated on the basis of credit policies established by the Company's management and are generally collateralized by first mortgages on the properties. Management believes that the Company has a diversified loan portfolio and there are no credit concentrations other than in residential real estate.

Loans receivable, net, consists of the following:

	December 31, 2006	December 31, 2005
First mortgage loans:		
Principal balances:		
Collateralized by one- to four-family residences	$ 186,023,826	153,015,599
Collateralized by multifamily properties	16,271,628	16,644,178
Collateralized by other properties	41,169,744	40,960,523
Construction loans	2,554,617	3,083,085
	246,019,815	**213,703,385**
Less:		
Undisbursed portion of construction loans	(631,085)	(1,361,345)
Net deferred loan origination fees	(260,488)	(181,524)
Total first mortgage loans	**245,128,242**	**212,160,516**
Consumer and other loans:		
Principal balances:		
Consumer loans	5,945,981	3,346,377
Lines of credit	27,982,593	28,169,301
Student loans	808,008	660,441
Total consumer and other loans	**34,736,582**	**32,176,119**
Less allowance for loan losses	(1,612,205)	(1,277,436)
	$ 278,252,619	**243,059,199**

Activity in the allowance for loan losses is summarized as follows:

	Years ended December 31, 2006	2005	2004
Balance, beginning of year	$ 1,277,436	1,430,250	1,368,643
Provision for loan losses	452,000	271,000	416,900
Charge-offs and recoveries, net	(97,231)	(413,814)	(355,293)
Transfers to allowance for losses on real estate owned	(20,000)	(10,000)	-
Balance, end of year	**$ 1,612,205**	**1,277,436**	**1,430,250**

It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 2006 and 2005 the recorded investment in loans for which impairment has been recognized was approximately $1,609,000 and $1,168,000 with related reserves of $746,000 and $174,000, respectively. The average balance in impaired loans was $1,389,000 and $1,207,000 for the years ended December 31, 2006 and 2005, respectively. Interest received on impaired loans for the years ended December 31, 2006 and 2005 was $17,000 and $49,000.The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Loans on nonaccrual status as of December 31, 2006 and 2005 were approximately $3,868,000 and $3,567,000, respectively. Accruing loans over 90 days delinquent were $214,000 and $798,000 as of December 31, 2006 and 2005, respectively. Income recognized on a cash basis on nonaccrual loans for the years 2006 and 2005 was $92,000 and $79,000, respectively. Additional interest income of $287,000 and $224,000 would have been recognized if the nonaccrual loans had been in accordance with their original terms for the years 2006 and 2005, respectively.

3. Loans Receivable, Continued:

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $63,244,000, $64,431,000 and $66,626,000 at December 31, 2006, 2005 and 2004, respectively.

Mortgage servicing rights of $63,246, $66,652 and $51,480 were capitalized in 2006, 2005 and 2004, respectively. The fair value of mortgage servicing rights approximates their current book value as of December 31, 2006 and 2005. The carrying value of the Company's servicing rights totaled approximately $363,000 and $387,000 at December 31, 2006 and 2005. Amortization of mortgage-servicing rights was $87,252, $82,152 and $91,304 for 2006, 2005 and 2004, respectively.

4. Real Estate Owned:

Real estate owned consists of the following:

	December 31,	
	2006	2005
Real estate owned	$ 427,670	-
Less: allowance for losses	20,000	-
	$ 407,670	**-**

Activity in the allowance for losses on real estate owned is summarized as follows:

	Years ended December 31,		
	2006	2005	2004
Balance, beginning of year	$ -		30,000
Charge-off upon sale of property	-	(10,000)	(30,000)
Transfers from allowance for loan losses	20,000	10,000	-
Balance, end of year	**$ 20,000**	**-**	**-**

5. Bank Owned Life Insurance:

Franklin has purchased single-premium life insurance policies on its officers and employees, at a cumulative cost of $5,000,000 from three insurance companies. The cash surrender value of the policies was $5,293,309 and $3,164,954 at December 31, 2006 and 2005, respectively. The face value of the policies as of December 31, 2006 is approximately $14,069,000.

6. Property and Equipment:

Property and equipment, net, consists of the following:

	December 31,	
	2006	2005
Buildings and improvements	$ 1,921,422	1,889,025
Leasehold improvements	2,422,445	2,411,637
Furniture, fixtures and equipment	3,074,491	2,963,609
	7,418,358	**7,264,271**
Accumulated depreciation and amortization	(4,520,810)	(4,136,538)
	2,897,548	**3,127,733**
Land	1,186,535	1,186,535
	$ 4,084,083	**4,314,268**

7. Other Assets:

Included in other assets as of December 31, 2005 was a $1,500,000 investment in Financial Institutions Partners III, L.P. recorded under the cost method. The partnership invests primarily in equity securities of publicly traded financial institutions. The entire investment was sold during 2006 at a profit of approximately $1,230,000. The net asset value of the Company's pro-rata interest in the partnership as estimated by Hovde Financial Inc., the general partner, was approximately $2,703,000 at December 31, 2005. Also included in other assets as of December 31, 2006 and 2005 was a $1,000,000 investment in a CRA investment fund. The market value of the fund approximates the cost at December 31, 2006 and 2005.

8. Deposits accounts:

Deposit accounts consist of the following:

	December 31, 2006			December 31, 2005		
	Weighted average rate	**Amount**	**Percent of deposits**	**Weighted average rate**	**Amount**	**Percent of deposits**
Savings accounts	1.75%	$ 29,121,793	12.6%	0.74%	$ 26,718,020	12.2%
Checking accounts and variable rate money market savings accounts	1.16	32,885,499	14.2	0.98	40,490,961	18.4
		62,007,292	**26.8**		**67,208,981**	**30.6**
Certificates:						
1-6 month	3.59	4,721,538	2.0	3.03	7,615,938	3.5
1 year	4.56	39,724,975	17.2	3.23	27,578,470	12.6
18 month	4.36	6,406,990	2.8	3.04	4,988,589	2.3
18 month - 5 years	4.32	39,496,513	17.1	3.26	37,786,047	17.2
5-8 years	4.61	78,821,366	34.1	4.48	74,186,238	33.8
		169,171,382	**73.2**		**152,155,282**	**69.4**
Total deposit accounts		**$ 231,178,674**	**100.0%**		**$ 219,364,263**	**100.0%**

At December 31, 2006, scheduled maturities of certificates of deposit are as follows:

2007	$ 73,059,119
2008	18,695,106
2009	25,128,376
2010	28,668,640
2011 and thereafter	23,620,141
	$ 169,171,382

8. Deposits accounts, Continued:

Interest paid and accrued on deposits, net of penalties assessed to depositors exercising early certificate withdrawal privileges, are as follows:

	Years ended December 31, 2006	2005	2004
Savings accounts	$ 338,548	208,785	221,378
Checking and money market accounts	337,278	470,650	521,754
Certificates	7,155,251	5,551,909	5,358,859
	$ 7,831,077	**6,231,344**	**6,101,991**

Certificates of deposit with balances of $100,000 or more totaled approximately $49,542,000 and $36,333,000 at December 31, 2006 and 2005, respectively.

9. Borrowed Money:

Borrowed money at December 31, 2006 consists of the following:

Maturing during	Average interest rate	Outstanding balance
2008	5.31%	$ 9,968,291
2009	5.07	20,866,825
2010	5.75	12,219,261
2011	5.18	18,017,311
2012-2016	3.85	10,946,560
Thereafter	1.38	198,297
	5.05%	**$ 72,216,545**

At December 31, 2006 the Company's borrowings consisted of $69,216,545 of fixed-rate loans and $3,000,000 of variable-rate loans.

The borrowings require principal payments as follows:

2007	$ 8,863,890
2008	17,078,517
2009	16,966,340
2010	8,342,665
2011	10,047,710
Thereafter	10,917,423
	$ 72,216,545

As collateral for the borrowings from the FHLB, the Company has pledged mortgage loans equal to or greater than 150% of the outstanding balance. Included in the Company's borrowed money at December 31, 2005 are borrowings with a balance of $1,150,000 under a credit line totaling $1.50 million. During 2006, this credit line was repaid.

10. Stockholders' Equity:

Retained earnings are restricted by regulatory requirements and federal income tax requirements.

In connection with the insurance of deposits by the FDIC, Franklin is required to maintain specified capital levels based on OTS regulations (see Note 11). At December 31, 2006, the most restrictive required level of capital to satisfy regulatory requirements was approximately $17,075,000.

Prior to 1996 Franklin was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2006, include approximately $2,464,000 for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $850,000 at December 31, 2006.

All savings banks and thrifts are required to account for tax reserves for bad debts in the same manner as banks. Such entities with assets less than $500 million are required to maintain a moving average experience based reserve and no longer will be able to calculate a reserve based on a percentage of taxable income.

Tax reserves accumulated after 1987 were automatically subject to recapture. Pre-1988 tax reserves will not have to be recaptured unless the thrift or successor institution liquidates, redeems shares or pays a dividend in excess of earnings and profits.

Payment of dividends on the common stock of the Company could be subject to the availability of funds from dividend distributions of Franklin, which are subject to various restrictions. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date, plus the retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice with the OTS. The amount of any dividends cannot reduce the Company's capital below the liquidation account discussed below.

In accordance with regulatory requirements, Franklin established a special "Liquidation Account" for the benefit of certain deposit account holders in an amount equal to the regulatory capital of Franklin as of September 30, 1987 of $8.1 million. In the event of a complete liquidation of Franklin Savings, each eligible account holder would be entitled to his interest in the Liquidation Account prior to any payment to holders of common stock, but after payments of any amounts due to the creditors of Franklin (including those persons having deposit accounts with Franklin). The amount of the Liquidation Account is subject to reduction as a result of deposit account withdrawals by eligible accountholders after the conversion. Any assets remaining after the payments of creditors and the above liquidation rights of eligible account holders would be distributed to the holders of common stock in proportion to their stockholdings.

10. Stockholders' Equity, Continued:

The Company has a stock option plan (the 1997 Stock Option and Incentive Plan) for officers, key employees and directors, under which options to purchase the Company's common shares were granted at a price no less than the fair market value of the underlying shares at the date of the grant. Options can be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they are granted. The Company has authorized the issuance of 175,984 common shares under the plan.

At December 31, 2006, all outstanding options were exercisable. Effective December 15, 2005, the vesting of any previously unvested stock option, issued under the 1997 and 2002 plans, was accelerated in anticipation of a new accounting standard, SFAS No. 123R, on Share Based Payments. The acceleration of vesting, to make all such stock options vested as of December 15, 2005, was done for the purpose of avoiding future expense associated with any unvested stock options granted prior to the effective date of SFAS No. 123R.

Transactions involving the Plan are summarized as follows:

	2006	2005	2004
Options outstanding at beginning of year	122,322	125,393	152,894
Granted	-	-	-
Canceled/Forfeited	(2,670)	(1,587)	(17,728)
Exercised	(14,155)	(1,484)	(9,773)
Options outstanding at end of year	**105,497**	**122,322**	**125,393**

All options granted under the 1997 plan have an exercise price between $7.75 and $19.80.

The Company has another stock option plan (the 2002 Stock Option and Incentive Plan) for officers, key employees and directors, under which options to purchase the Company's common shares were granted at a price no less than the fair market value of the underlying shares at the date of the grant. Options can be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they are granted. The Company has authorized the issuance of up to approximately 161,000 common shares under the plan.

Transactions involving the Plan are summarized as follows:

	2006	2005	2004
Options outstanding at beginning of year	126,758	136,803	155,391
Granted	-	-	35,712
Canceled/Forfeited	(4,475)	(9,905)	(53,925)
Exercised	(15,500)	(140)	(375)
Options outstanding at end of year	**106,783**	**126,758**	**136,803**

All options granted under the 2002 plan have an exercise price between $10.14 and $22.42.

10. Stockholders' Equity, Continued:

Additional information regarding stock options outstanding as of December 31, 2006, is as follows:

	Options Outstanding			Exercisable Options	
Range of Exercise Price	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 7.75 to 10.00	16,371	4.2	$ 7.75	16,371	$ 7.75
10.01 to 15.00	108,417	4.8	12.45	108,417	12.45
15.01 to 20.00	54,969	3.2	18.02	54,969	18.02
20.01 to 25.00	32,523	7.5	20.69	32,523	20.69
	212,280	**4.7**	**$ 14.79**	**212,280**	**$ 14.79**

The Company applies Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under those plans consistent with the method of SFAS Statement 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2005	2004
Net Income:		
As reported	$ 1,239,824	673,459
Additional compensation cost	177,150	94,943
Pro forma net income	1,062,674	578,516
Basic earnings per share		
As reported	$ 0.75	0.41
Pro forma earnings per share	0.64	0.35

The fair value and pro forma income information calculated for options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2004: expected volatility of .40 percent; risk free interest rate of 4.0 percent; dividend yield of .32 percent , and expected life of ten years. No options were granted in 2005 and 2006.

11. Regulatory Matters:

The OTS has promulgated regulations implementing uniform minimum capital requirements and capital adequacy standards for federally insured savings associations. At December 31, 2006, the capital standards include a 4.00% tier 1 capital requirement and a risk-based capital requirement (computed on a risk-adjusted asset base) of 8.0%. At December 31, 2006, Franklin exceeded each of the capital requirements as follows:

	Computed regulatory requirements	Franklin's computed capital	Franklin's computed capital as a percent of *total* assets or risk-adjusted assets
Tier 1 capital	$13,203,000	23,573,000	7.1%
Risk-based capital	17,075,000	24,356,000	11.4%

12. Fair Values of Financial Instruments:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used to estimate the fair value of the Company's financial instruments.

Cash and Cash Equivalents and Investment in FHLB Stock

The carrying value of cash and cash equivalents and the investment in FHLB stock approximates those assets' fair value.

Investment and Mortgage-Backed Securities

For investment securities (debt instruments) and mortgage-backed securities, fair values are based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices of comparable instruments.

Loans Receivable

The fair value of the loan portfolio is estimated by evaluating homogeneous categories of loans with similar financial characteristics. Loans are segregated by types, such as residential mortgage, commercial real estate, and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms, and by performing and nonperforming categories.

12. Fair Values of Financial Instruments, Continued:

The fair value of performing loans, except residential mortgage loans, is calculated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources. The fair value for significant nonperforming loans is based on recent internal or external appraisals. Assumptions regarding credit risk, cash flow, and discount rates are judgmentally determined by using available market information.

Deposit Accounts

The fair values of savings accounts, demand deposits and the money market savings equal their carrying values. The fair value of fixed-maturity certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered for deposits of similar remaining maturities.

Borrowed Money

Rates currently available to the Company for borrowings with similar terms and remaining maturities are used to estimate the fair value of existing borrowings.

Commitments to Extend Credit

The fair value of commitments to extend credit approximates the contractual amount due to the comparability of current levels of interest rates and the committed rates.

The estimated fair values of the Company's financial instruments at December 31, 2006 and 2005 are as follows:

	December 31, 2006		December 31, 2005	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:				
Cash and cash equivalents	$ 7,828,130	7,828,130	5,116,250	5,116,250
Investment securities	21,724,858	21,724,858	23,664,805	23,664,805
Mortgage-backed securities	5,372,684	5,386,000	7,777,406	7,802,000
Loans receivable	278,252,619	272,854,000	243,059,199	238,048,000
Financial liabilities:				
Deposits	231,178,674	231,560,000	219,364,263	219,370,000
Borrowed money	72,216,545	71,686,000	50,011,441	50,024,000

	December 31, 2006		December 31, 2005	
	Contractual amount	Fair value	Contractual amount	Fair value
Unrecognized financial instruments:				
Commitments to extend credit	$ 784,000	784,000	1,292,000	1,292,000
Unfunded construction loans	631,000	631,000	1,361,000	1,361,000
Undisbursed lines of credit	16,818,000	16,818,000	15,135,000	15,135,000

13. Federal Income Taxes:

The components of income tax expense are as follows:

	Years ended December 31, 2006	2005	2004
Federal:			
Current	$ 323,572	481,232	384,402
Deferred	268,104	54,764	(92,721)
	$ 591,676	**535,996**	**291,681**

Total income tax expense differed from the amounts computed by applying the federal statutory tax rates to pretax income as follows:

	Years ended December 31, 2006	2005	2004
Tax at statutory rates	$ 662,407	603,779	328,145
Benefit of tax exempt investment interest	(9,220)	(9,793)	(15,802)
Benefit of tax exempt BOLI income	(43,641)	(41,988)	(14,096)
Other	(17,870)	(16,002)	(6,566)
	$ 591,676	**535,996**	**291,681**

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	Years ended December 31, 2006	2005
Deferred tax asset arising from:		
Allowance for loan losses	$ 719,200	611,600
Deferred loan fees and costs	4,000	7,200
Investment in partnership	-	337,900
Unrealized loss on securities	107,900	138,700
Other, net	99,000	80,300
Total deferred tax assets	**930,100**	**1,175,700**
Deferred tax liability arising from:		
Depreciation	(52,300)	(90,300)
FHLB stock	(898,700)	(807,400)
Like-kind exchange	(103,100)	(103,100)
Total deferred tax liabilities	**(1,054,100)**	**(1,000,800)**
Net deferred tax asset (liability)	**$ (124,000)**	**174,900**

Net deferred tax assets and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

14. Benefit Plans:

The Company has a noncontributory defined contribution plan and an employee stock ownership plan which cover substantially all full-time employees after attaining age twenty-one and completing one year of service.

The Company implemented a noncontributory defined contribution plan during 1996. The Company makes an annual contribution to the plan equal to 10% of the eligible employees' compensation. Total expense under this defined contribution plan was $191,900, $144,800 and $167,400 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company also has an employee stock ownership plan (ESOP). Each participant in the ESOP is assigned an account which is credited with cash and shares of common stock of the Company based upon compensation earned, subject to vesting on a graduated scale over six years. Contributions to the ESOP are made by the Company and can be in the form of either cash or common stock of First Franklin. The Company contributed $100,000 to the ESOP in each of 2006, 2005 and 2004. At December 31, 2006, the ESOP is not leveraged, and all shares are allocated or committed to be allocated.

14. Benefit Plans, Continued:

All ESOP shares are considered outstanding for purposes of computing earnings per share for 2006, 2005 and 2004. The Company's policy is to charge to expense the amount contributed to the ESOP. At December 31, 2006, the ESOP held 188,330 allocated shares and 15,956 shares committed to be allocated.

15. Lease Commitments:

The Company, as lessee, leases certain facilities under operating leases which expire over the next eight years, with renewal options.

The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining noncancelable portion of the lease terms:

Year ending December 31:	
2007	$ 191,377
2008	193,177
2009	167,677
2010	116,754
2011	90,745
Thereafter	110,614
	$ 870,344

Rent expense was $211,169, $218,887 and $196,967 in 2006, 2005 and 2004, respectively.

The Company, as lessor, leases a portion of its administrative office under an operating lease which expires in two years, with renewal options.

The following is a schedule, by years, of future minimum rental payments required under the operating lease during the remaining noncancellable portion of the lease terms:

Year ending December 31:	
2007	$ 72,545
2008	30,367
	$ 102,912

16. Loans to Related Parties:

Certain officers and directors of the Company, including their families, had loans outstanding exceeding $60,000 individually during the three-year period ended December 31, 2006. The following is an analysis of the activity of such loans for the years indicated:

	Years ended December 31,		
	2006	**2005**	**2004**
Balance, beginning of year	$ 1,303,419	2,337,382	2,798,157
Loans originated	45,267	105,665	49,244
Repayments	(69,795)	(85,294)	(510,019)
Death of director	-	(1,054,334)	-
New director	95,199	-	-
Balance, end of year	**$ 1,374,090**	**1,303,419**	**2,337,382**

17. Loan Commitments:

In the ordinary course of business, the Company has various outstanding commitments to extend credit that are not reflected in the accompanying consolidated financial statements. These commitments involve elements of credit risk in excess of the amount recognized in the balance sheet.

The Company uses the same credit policies in making commitments for loans as it does for loans that have been disbursed and recorded in the consolidated balance sheet. The Company generally requires collateral when it makes loan commitments which generally consists of the right to receive a first mortgage on improved or unimproved real estate, when performance under the contract occurs.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Certain of these commitments are for fixed-rate loans, and, therefore, their value is subject to market risk as well as credit risk.

At December 31, 2006, the Company's total commitment to extend credit was approximately $784,000, and the Company had commitments to disburse construction loans of approximately $631,000. The Company also had undisbursed lines of credit on consumer and commercial loans of approximately $16,818,000. Fees received in connection with the loan commitments have not been recognized into earnings.

18. First Franklin Corporation - Parent Company Only Financial Information:

The following condensed balance sheets as of December 31, 2006 and 2005 and condensed statements of income and cash flows for each of the three years in the period ended December 31, 2006 for First Franklin Corporation should be read in conjunction with the consolidated financial statements and notes thereto.

CONDENSED BALANCE SHEETS

ASSETS

	December 31, 2006	December 31, 2005
Cash	$ 136,841	244,428
Investment in Franklin Savings	23,364,154	22,621,745
Other assets	2,671,800	3,344,752
	$ 26,172,795	**26,210,925**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Borrowings	$ -	1,150,000
Accrued expenses and other liabilities	426,573	486,901
Preferred stock - $.01 par value, 500,000 shares authorized, none issued and outstanding	-	-
Common stock - $.01 par value, 2,500,000 shares authorized, 2,010,867 shares issued.	13,406	13,406
Additional paid-in capital	6,189,237	6,189,237
Treasury stock, at cost - 324,882 shares in 2006 and 354,547 shares in 2005.	(3,173,624)	(3,536,372)
Retained earnings	22,926,652	22,176,978
Net unrealized gain (loss) on available-for-sale securities of parent and subsidiary	(209,449)	(269,225)
	$ 26,172,795	**26,210,925**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

18. First Franklin Corporation - Parent Company Only Financial Information, Continued:

CONDENSED STATEMENTS OF INCOME

	Years ended December 31,		
	2006	2005	2004
Equity in earnings of Franklin Savings	$ 787,625	1,399,579	793,784
Interest income	4,559	2,192	1,507
Operating expenses	(527,137)	(504,705)	(458,945)
Other Income	1,409,633	237,183	242,163
Federal income tax benefit (expense)	(318,100)	105,575	94,950
Net Income	**$ 1,356,580**	**1,239,824**	**673,459**

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 1,356,580	1,239,824	673,459
Equity in earnings of Franklin Savings	(787,625)	(1,399,579)	(793,784)
Dividend received from Franklin Savings	200,000	750,000	750,000
Change in other assets and liabilities	(832,384)	(86,249)	(206,245)
Net cash provided (used) by operating activities	**(63,429)**	**503,996**	**423,430**
Cash flows from investing activities:			
Sale of Financial Institutions Partners III	1,350,000	-	-
Cash flows from financing activities:			
Payment of dividends	(606,906)	(546,452)	(527,493)
Borrowed money	(1,150,000)	-	-
Issuance of treasury stock	362,748	14,495	94,850
Net cash used by financing activities	**(1,394,158)**	**(531,957)**	**(432,643)**
Net decrease in cash	(107,587)	(27,961)	(9,213)
Cash at beginning of year	244,428	272,389	281,602
Cash at end of year	**$ 136,841**	**244,428**	**272,389**

19. Madison Service Corporation:

In accordance with OTS requirements, the following summary of financial information of Madison Service Corporation for the year ended December 31, 2006, is presented:

BALANCE SHEET

ASSETS

Cash	$	507,205
	$	**507,205**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$	60
Equity		507,145
	$	**507,205**

STATEMENT OF OPERATIONS

Revenues:		
Interest Income	$	8,052
Gain on sale of Intrieve investment		18,492
Operating expenses		(23,087)
Income before federal income tax		**3,457**
Federal income tax		1,175
Net income	**$**	**2,282**

a. Summary of significant accounting policies:

The accounting policies followed in the preparation of the financial statements of Madison Service Corporation are included in Note 1.

b. Intercompany transactions:

Intercompany transactions with Franklin Savings, which are not material, have been eliminated in consolidation.

c. Franklin's investment in Madison Service Corporation consists of:

Common stock, 220 shares issued and outstanding	$	110,000
Retained earnings		397,145
	$	**507,145**

20. Earnings Per Share:

Earnings per share (EPS) for the years ended December 31, 2006, 2005 and 2004 are calculated as follows:

	For the year ended December 31, 2006		
	Income (numerator)	Shares (denominator)	Per-share amount
Basic EPS			
Income available to common stockholders	$ 1,356,580	1,682,121	$ 0.81
Effect of dilutive securities:			
Stock options			
1997 and 2002 Plan	-	23,116	
Diluted EPS			
Income available to common stockholders + assumed conversions	$ 1,356,580	1,705,237	$ 0.80

	For the year ended December 31, 2005		
	Income (numerator)	Shares (denominator)	Per-share amount
Basic EPS			
Income available to common stockholders	$ 1,239,824	1,655,645	$ 0.75
Effect of dilutive securities:			
Stock options			
1997 and 2002 Plan	-	35,036	
Diluted EPS			
Income available to common stockholders + assumed conversions	$ 1,239,824	1,690,681	$ 0.73

	For the year ended December 31, 2004		
	Income (numerator)	Shares (denominator)	Per-share amount
Basic EPS			
Income available to common stockholders	$ 673,459	1,647,510	$ 0.41
Effect of dilutive securities:			
Stock options			
1997 and 2002 Plan	-	84,594	
Diluted EPS			
Income available to common stockholders + assumed conversions	$ 673,459	1,732,104	$ 0.39

21. Quarterly Financial Information (Unaudited):

All adjustments necessary for a fair statement of operations for each period have been included.

	2006 (Dollars in thousands except per share data)			
	First quarter	Second quarter	Third quarter	Fourth quarter
Interest income	$ 3,984	4,238	4,594	4,596
Interest expense	2,353	2,617	2,901	3,026
Net interest income	**1,631**	**1,621**	**1,693**	**1,570**
Provision for loan losses	50	66	215	121
Net interest income after provision for loan losses	**1,581**	**1,555**	**1,478**	**1,449**
Noninterest income	275	956	273	1,018
Noninterest expense	1,589	1,661	1,663	1,723
Income before federal income taxes	**267**	**850**	**88**	**744**
Federal income taxes	78	284	19	211
Net income	**$ 189**	**566**	**69**	**533**
Earnings per common share				
Basic	**$ 0.11**	**0.34**	**0.04**	**0.32**
Diluted	**$ 0.11**	**0.33**	**0.04**	**0.32**

	2005 (Dollars in thousands except per share data)			
	First quarter	Second quarter	Third quarter	Fourth quarter
Interest income	$ 3,420	3,470	3,538	3,799
Interest expense	1,862	1,910	1,930	2,135
Net interest income	**1,558**	**1,560**	**1,608**	**1,664**
Provision for loan losses	44	43	66	118
Net interest income after provision for loan losses	**1,514**	**1,517**	**1,542**	**1,546**
Noninterest income	242	873	366	309
Noninterest expense	1,530	1,553	1,563	1,487
Income before federal income taxes	**226**	**837**	**345**	**368**
Federal income taxes	65	276	97	98
Net income	**$ 161**	**561**	**248**	**270**
Earnings per common share				
Basic	**$ 0.10**	**0.34**	**0.15**	**0.16**
Diluted	**$ 0.09**	**0.34**	**0.14**	**0.16**

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